DATE: November 3rd. 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Bond financing concluded

LONDON, United Kingdom, DATE: November 3rd, 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK .

Crew is pleased to report that on November 2nd. 2004 the Company received full payment for the 150 million NOK bond issuance announced on October 8th. 2004.

The corporate decision for completing  the bond issue was based upon management's strategy to enable the Company to pursue its short and mid term growth ambitions according to its declared corporate strategy of becoming a mid-tier producer with 2-3 years.

The Company has a quality portfolio of projects that represent considerable growth potential. In addition, the Company continuously considers other business opportunities that could suit its corporate strategy and profile. The bond financing gives the Company a sound financial position and adequate resources to fund the immediate needs for an expansion of its mining and exploration activities.

As part of the bond financing and as a result of discussions with the existing convertible bond holders we are also pleased to report that the Company has received a request for conversion of the major part of the outstanding convertible bonds issued in September 2003. After this conversion is completed, the remaining outstanding convertible bond represents 18.7 Million NOK of the total 120 Mill NOK issued last year. As the Company has no other debt than the newly established bond loan of 150 million NOK and the outstanding 18.7 million NOK from the convertible loan, the Company has a debt equity ratio of approximately 15% viewed by the Company to be moderate.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 1932 268755) or by email to  mailto:enquiries@crewgold.com.  For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website  "http://www.crewdev.com/"